

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

February 26, 2010

General Maritime Corporation /MI/
Jeffrey D. Pribor- Chief Financial Officer
299 Park Avenue, 2nd Floor
New York, NY 10171

  Re: General Maritime Corporation /MI/
     Form 10-K for the year ended December 31, 2008
     File Number: 001-34228

Dear Mr. Pribor:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        David R. Humphrey
        Branch Chief